UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number: 001-36596

Trillium Therapeutics Inc.
(Translation of registrant's name into English)

2488 Dunwin Drive
Mississauga, Ontario L5L 1J9
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [  ]                        Form 40-F  [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trillium Therapeutics Inc.

Date: May 13, 2016
By:	/s/ James Parsons
Name:	James Parsons
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Q1 2016 Interim Financial Statements
99.2	Q1 2016 Management Discussion & Analysis
99.3	52-109F2 - Certification of interim filings - CEO
99.4	52-109F2 - Certification of interim filings - CFO
99.5	News Release dated May 13, 2016